OMB APPROVAL
                                                                OMB 3235-0145



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                           Celestial Seasonings, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   151016102
                                 (CUSIP Number)

                Gilchrist B. Berg, 225 Water Street, Suite 1987,
                      Jacksonville, FL  32202 904/355-5959

       (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               April 9, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 151016102


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gilchrist B. Berg

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              00


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION


                     7  SOLE VOTING POWER
      NUMBER OF
                     8  SHARED VOTING POWER

        SHARES             219,000
                             --
     BENEFICIALLY

                     9  SOLE DISPOSITIVE POWER
       OWNED BY

                             219,000
         EACH

      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             --
         WITH


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              219,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.4%

    14   TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                (Amendment No. 1)

   Item 1.   Security and Issuer.

        This Schedule 13D relates to the acquisition by the reporting person of beneficial ownership of a total of 219,000 shares of common stock (the "Shares") of Celestial Seasonings, Inc. (the "Company"). The principal executive offices of the Company are located at 4600 Sleepytime Drive, Boulder, Colorado 80301.

   Item 2.   Identity and Background.

        1.   This Schedule 13D is being filed by Gilchrist B. Berg.

        2. Mr. Berg's business address is 1987 Enterprise Center, Jacksonville, FL 32202.

        3. Mr. Berg's present principal occupation is President of Water Street Capital, Inc., which is engaged in the investment management business, and Managing General Partner of limited partnerships engaged in the business of investing in securities. The investment accounts and partnerships managed by Mr. Berg (totalling fewer than 15) are referred to collectively as the "Partnerships." The business address of Water Street Capital, Inc. and the Partnerships is 1987 Enterprise Center, Jacksonville, FL 32202.

        4. During the last five years, Mr. Berg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        5. During the last five years, Mr. Berg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        6.   Mr. Berg is a United States citizen.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Funds in the aggregate amount of $4,676,966 were used to purchase the Shares. The Shares were purchased by, and utilizing the funds of, the Partnerships, the investments of which Mr. Berg manages.

   Item 4.   Purpose of Transaction.

        The Shares that are the subject of this report are held by the Partnerships. The Shares have been acquired for and are being held for investment purposes. Mr. Berg may cause the Partnerships to acquire additional shares from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Shares, other available investment opportunities, and general economic and market conditions. Depending on such factors, Mr. Berg may determine at some time to cause the Partnerships to dispose of all or a portion of the Shares held by the Partnerships.

        Mr. Berg has no present plans or proposals which relate to or would result in:

        (1) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

        (2) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

        (3) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (4) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (5) Any material change in the present capitalization or dividend policy of the Company;

        (6) Any other material change in the Company's business or corporate structure;

        (7) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (8) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (9) Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (10) Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

        (a) and (b) Pursuant to Rule 13d-3, Mr. Berg is deemed to be the beneficial owner of all 219,000 Shares which represent 5.4 percent of the 4,051,000 shares of common stock believed to be outstanding. Mr. Berg has sole investment management authority for the investments of the Partnerships and, accordingly, has sole voting and dispositive power over the Shares.

        (c) The following table lists the transactions in the Company's common stock effected by Mr. Berg in the past sixty days, all of which were made by and for the Partnerships through brokers in open market transactions.

                         Nature of         Price Per           No. of
          Date          Transaction          Share             Shares

        02/10/97         Purchase           $21.9000           5,000

        02/11/97         Purchase           $22.1250           2,000

        02/12/97         Purchase           $22.1250             400

        02/13/97         Purchase           $22.1250           5,300

        02/14/97         Purchase           $22.2240           4,800

        02/26/97         Purchase           $22.4063           1,600

        02/27/97         Purchase           $22.0844          11,400

        02/28/97         Purchase           $21.6821           4,600

        03/03/97         Purchase           $21.5000           4,600

        03/17/97         Purchase           $21.5000           5,100

        03/20/97         Purchase           $21.2250           4,500

        03/21/97         Purchase           $21.3750             400

        03/31/97         Purchase           $21.0000           1,600

        03/31/97         Purchase           $21.0000           1,900

        04/01/97         Purchase           $21.0000             500

        04/09/97         Purchase           $21.0000          25,000

        (d) Any dividends on the Shares and the proceeds from the sale thereof will be paid to the Partnerships, based on the relative number of shares owned by each. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Berg and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.   Material to be Filed as Exhibits.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Gilchrist B. Berg
                                      Gilchrist B. Berg

   DATE:  April 18, 1997